EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-146340 on Form S-8 of our report dated March 15, 2010, relating to the consolidated financial statements of athenahealth, Inc. and subsidiaries (athenahealth, Inc.) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in athenahealth, Inc.’s method of accounting for business combinations on January 1, 2009, and the restatement discussed in Note 2), and our report relating to the effectiveness of athenahealth Inc.’s internal control over financial reporting dated March 15, 2010 (which report expresses an adverse opinion on the effectiveness of athenahealth, Inc.’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of athenahealth, Inc. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 15, 2010